2003 Annual Report


04021333





Franklin Electric

About The Company

Franklin Electric is a global leader in water well pumping systems, fuel pumping systems, and custom engineered electric motors. Franklin's products are present in approximently one of every two water wells and filling stations worldwide.

Contents:

2003 Financial Highlights



In thousands, except per share amounts	2003	2002	2001
Operations:			
Net Sales	$ 359,502	$ 354,872	$ 322,908
Net Income	$ 34,480	$ 32,204	$ 27,150
Balance Sheet:			
Debt Net of Cash on Hand	$ (13,610)	$ 7,280	$ (5,227)
Shareowners' Equity	$ 192,938	$ 153,138	$ 123,269
Capital Expenditures:			
Expenditures	$ 15,261	$ 15,568	$ 6,709
Depreciation	$ 11,759	$ 10,662	$ 9,580
Other Data:			
% Net Income to Average Shareowners' Equity	19.9%	23.3%	22.7%
% Net Income to Sales	9.6%	9.1%	8.4%
Weighted Average Common Shares Outstanding	11,313	11,366	11,370
Per Share:			
Earnings Per Common Share, Assuming Dilution	$ 3.05	$ 2.83	$ 2.39


$ Sales (millions)
400
350
300
250
200
150
100
50
0
94 95 96 97 98 99 00 01 02 03


$ Income (millions)
35
30
25
20
15
10
5
0
94 95 96 97 98 99 00 01 02 03


$ Earnings Per Share (dollars)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
94 95 96 97 98 99 00 01 02 03

Franklin Electric achieved another strong performance in 2003. The Company reported record earnings and built a solid platform for continuing its heritage of superior results.

As I transitioned from Director to Chief Executive Officer of Franklin Electric in January 2002, I had two primary objectives — sustain Franklin's heritage of superior financial performance, and enhance the Company's long term capability to grow and prosper in an increasingly competitive global marketplace. Franklin people worldwide made solid progress on both of these objectives in 2003 — achieving record earnings while undertaking several major initiatives that will enhance the Company's future growth and cost position.

Financial highlights for the year included:

- Fully diluted earnings per share were a record $3.05, up $0.22 per share or 8 percent versus prior year. We achieved significant earnings improvements in both international submersibles and fueling systems. These improvements were partially offset by sales weakness in the U.S. residential submersible motor market, as volume trailed 2002's drought-induced record level.
- At year end 2003, cash and short term investments exceed total debt by $14 million, an improvement of $21 million versus year end 2002. Our strong balance sheet and liquidity provide a substantial capacity to capitalize on new opportunities.
- During the year Franklin invested $10 million to repurchase 190,000 shares of common stock; and the dividend was increased from an annualized rate of $0.52 to $0.56 per share — the 10th increase in the past 10 years.
- Return on equity was 20 percent and return on net assets was 27 percent. These returns are above average for manufacturing companies and reflect the superior performance of Franklin people, products and facilities worldwide.

As important as our financial performance is to the success of our Company, our primary mission remains to build Franklin's long term capability to prosper and grow in the global marketplace. For many years the management and Board of Franklin have followed a limited number of guiding principles in pursuit of this mission.
These principles include —

- Focus on profitable niche businesses and product lines that logically build on and extend our strengths.
- Aggressive but thoughtful global growth.
- Relentless quality and cost improvement through global manufacturing.
- Tight control of expenses.


SUPER 75


2


3

1. Introduced during 2003, the eight-inch Hi-Temp 75 is designed to operate under the most challenging applications.
2. For over half a decade the four-inch Super Stainless submersible motor has embraced a steady stream of motor innovations proven in water wells around the world.
3. The four-inch High Thrust submersible motor is another key product in which Franklin Electric has achieved a leadership position.
4. A new ten-inch rewindable submersible motor installation in Beijing, China.
5. An eight-inch submersible motor installation near Wittlich, Germany.
6. In western Texas a four-inch Super Stainless is being installed.
7. The MonoDrive provides homeowners a constant pressure water supply while protecting the well system from common causes of failure.


5


6

CP WATER
CONSTANT PRESSURE PUMPING SYSTEM
Franklin Electric
POWER ON
FAULT
7

We continued to follow these principles in 2003 as we undertook several major initiatives that will have a long term impact on the Company's growth and cost structures — these initiatives included:

Organizing to Capitalize on Opportunity

In April, our senior management was realigned to focus talent and resources on our best opportunities. Key managers were positioned to focus on accomplishing the following operating objectives:

- Implement our global manufacturing initiatives.
- Implement our continuous quality and cost improvement process.
- Expand our international sales in both water and fueling systems.
- Expand our electronic drives and controls sales in both water and fueling systems.
- Expand into new applications for our proprietary submersible motor technologies.

Global Facilities Restructuring

In July Franklin's Board approved the most comprehensive facilities restructuring program in the history of the Company. The overall program will be implemented between the third quarter of 2003 and the fourth quarter of 2005. When complete, we will have reduced our number of manufacturing facilities worldwide by 30 percent, while increasing our overall manufacturing capacity; increased the percentage of manufacturing employees in low cost countries

Building for the future.

Completed in November of 2003, this 51,000-square-foot facility in Suzhou, China, produces products for the water systems industry.

Nearing completion, this 150,000-square-foot facility in Linares, Mexico, will produce products for the water systems industry.

Under construction in Madison, Wisconsin, this 92,000-square-foot manufacturing plant will produce underground fueling and gas station equipment.

Suzhou, China



Linares, Mexico





(Mexico, Czech Republic, China) from 8 percent today to approximately 40 percent in 2006; and increased our overall manufacturing productivity 15 percent. The program will require capital expenditures of $20 million, and one time severance and start-up costs of $10 million, to be incurred over the next 20 months. When complete in late 2005, the program will result in significant cost savings and provide a base for additional cost reductions in the future.

International Growth

While Franklin Electric has a significant share of the submersible motor market in North America and Western Europe, market share elsewhere in the world is considerably less. Increasing our international market share is our number one growth objective. To accomplish this we are expanding our sales organizations in Eastern Europe, China and Latin America; we are designing products that are ideally suited to meet the needs of customers in these markets; and we are installing capacity to manufacture these products locally in targeted international markets. We will have a new motor plant in Eastern Europe in 2004 and plan to have a new motor plant in China in 2005.

New Products

Electronic drives and controls are core technologies for Franklin Electric and we are introducing proprietary new products that are based on these technologies. For example, in 2003 we introduced our MonoDrive product line. This line replaces a water well motor on/off switch with a variable speed drive that allows the water well to increase or decrease output in response to variations in the demand for water. In other words, the homeowner gets constant water pressure regardless of how many showers, lawn sprinklers or washing machines are being used. The MonoDrive can be used

The new stainless steel HydroDuty motor is designed for operation in corrosive environments. The customer can expect a longer motor life when it is exposed to high pressure washdown or high humidity and where chemical sanitizers are used.



in new well installations or to upgrade existing wells. In fueling systems, we have introduced a new Integrated Fuel Management System. This hardware and software product line guarantees a filling station owner that his dispensers will provide 10 gallons per minute (the EPA maximum) during peak business hours when several nozzles are in use at the same time. This is important since filling station sales depend upon fast customer turnover. The system also gauges gasoline inventories, automatically orders deliveries and monitors the entire underground system for leaks.

Beyond these examples, we have a growing pipeline of new drives and controls that enhance our current product lines and customer relationships.

In late 2003, we introduced our HydroDuty motor, a product that utilizes our proprietary submersible technology and is ideally suited for surface applications where water resistance is the key to motor life. Our first target market for the HydroDuty motor will be food processing plants where motors fail due to the frequent wash-downs that are necessary to meet sanitation requirements. Our extensive field trials have demonstrated that HydroDuty motors are far superior to any water resistant motor currently on the market. We estimate that U.S. food and beverage purchases of wash-down motors are $80 million each year. This is an exciting new product offering for our Company.

Board Changes

We also bid farewell to veteran director and Company officer John B. Lindsay, who retired after 31 years of service to the Company, and we welcomed David A. Roberts to the Board as our newest outside director. John started his career with Franklin Electric in sales and served as marketing vice president on his way to becoming president and vice chairman of the Board. David is currently president, chief executive officer and a director of Graco Inc., a Minneapolis-based global designer and manufacturer of fluid handling equipment for the manufacturing, processing, construction and maintenance industries. David's insights and perspective are a welcome addition to our Board.

The people of Franklin Electric have a proud history of accomplishment. In 2003 we achieved record earnings in spite of some challenging market conditions and we laid the foundation for building on the Company's heritage of success.



R. Scott Trumbull
Chairman and
Chief Executive Officer







STP-SCIII
FE PETRO
TANK SENTINEL

2

1. Fueling Systems dispenser sumps and flexible piping installed at a gas station under construction.
2. Known for its broad product array, Fueling Systems products are used in underground fuel pumping and management systems worldwide.
3. The variable length and speed Intelligent Submersible Turbine pump allows installation in a wide range of underground gasoline storage tanks and delivers faster fueling time during a gas station's peak business hours.
4. Gear motors are used by a variety of industries in virtually hundreds of applications including industrial machinery, health care and food processing.
5. 36-frame explosion-proof motors meet the rigorous standards of Underwriters Laboratories and equipment manufacturers.
6. Franklin builds custom-designed motors for original equipment manufacturers that serve many industries including pump, medical, paint, food, agriculture, pool, hoists and chemical industries.
7. 56-frame explosion-proof motors are designed to operate where the atmosphere contains combustible gases, vapors and dust.


3


4






5


6

7

Ten Year Financial Summary

Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands, except per share amounts)	2003	2002 (a)	2001
Operations:			
Net sales	$359,502	$354,872	$322,908
Gross profit	110,996	104,935	92,871
Interest expense	1,107	1,317	1,193
Income taxes	16,847	18,273	16,235
Net income	34,480	32,204	27,150
Net income available to common shares	34,480	32,204	27,150
Depreciation and amortization	13,748	12,878	12,660
Capital expenditures	15,261	15,568	6,709
Balance sheet:			
Property, plant and equipment, net	83,916	76,033	58,839
Total assets	281,971	258,583	195,643
Long-term debt	14,960	25,946	14,465
Shareowners' equity	$192,938	$153,138	$123,269
Other data:			
% Net income to sales	9.6%	9.1%	8.4
% Net income to total average assets	12.8%	14.2%	13.8
Current ratio (d)	2.8	2.2	2.7
Number of common shares outstanding	10,914	10,824	10,668
Per share:			
Market price range			
High	$ 65.60	$ 60.53	$ 42.64
Low	45.99	39.90	32.00
Net income per weighted-average common share	3.19	2.98	2.49
Net income per weighted-average common share, assuming dilution	3.05	2.83	2.39
Book value (e)	17.05	13.47	10.84
Cash dividends on common stock	$ 0.55	$ 0.51	$ 0.47

(a) Includes the results of operations of its wholly-owned subsidiaries Coverco S.r.L. and Intelligent Controls, Inc., since their acquisition on January 7, 2002 and July 16, 2002, respectively.

(b) Includes the results of operations of its wholly-owned subsidiaries EBW, Inc. and Advanced Polymer Technology, Inc., since their acquisition on August 31, 2000.

(c) Includes 10 months of the results of operations of its wholly-owned subsidiary, Oil Dynamics, Inc., until its sale on October 24, 1997.

(d) Current ratio = Current assets divided by Current liabilities

2000 (b)	1999	1998	1997 (c)	1996	1995	1994 (f)
$325,731	$293,236	$272,533	$303,298	$300,689	$276,440	$241,440
85,186	84,171	79,955	85,533	79,214	65,471	63,134
1,111	1,317	1,364	1,435	1,308	2,128	2,172
13,683	15,591	15,237	15,004	11,827	8,777	11,504
22,226	26,805	24,784	25,505	21,510	15,502	18,709
22,226	26,805	24,784	25,505	21,510	15,502	18,556
10,839	7,460	6,687	7,628	8,389	8,890	6,961
14,108	13,691	24,601	8,598	6,235	6,111	7,612
64,604	57,047	51,461	32,357	40,097	41,670	41,896
197,179	176,101	167,590	163,110	172,959	153,357	151,581
15,874	17,057	18,089	19,163	20,276	20,171	20,000
$115,998	$ 96,293	$ 91,597	$ 92,841	$ 99,823	$ 80,557	$ 64,865
6.8%	9.1%	9.1%	8.4%	7.2%	5.6%	7.8%
11.9%	15.6%	15.0%	15.2%	13.2%	10.2%	13.6%
2.2	2.2	2.4	3.2	3.2	2.7	1.9
11,008	10,826	11,148	11,694	12,742	12,508	12,398
$ 36.50	$ 37.44	$ 36.25	$ 32.13	$ 22.63	$ 17.25	$ 18.25
26.13	29.50	20.00	20.63	15.38	14.13	12.25
2.04	2.44	2.16	2.16	1.71	1.25	1.51
1.96	2.30	2.01	2.00	1.61	1.17	1.42
10.21	8.27	7.42	7.29	7.48	6.10	4.96
$ 0.43	$ 0.39	$ 0.33	$ 0.29	$ 0.23	$ 0.19	$ 0.15

(e) Book value equals shareowners' equity divided by weighted-average common shares, assuming dilution.

(f) Includes only one month of results of operations of Oil Dynamics, Inc., but total assets and liabilities of Oil Dynamics, Inc. at December 31, 1994. If the effect of including Oil Dynamics, Inc. on a fully consolidated basis beginning November 29, 1994, was excluded, net income as a percent of total average assets would have been 15.8 percent and the current ratio would have been 2.3. Previously, the Company maintained an investment in affiliate account approximately equal to 50 percent of the net assets of Oil Dynamics, Inc.

Management's Discussion and Discussion of Financial Condition and Results of Operations

Overview

Sales and earnings for 2003 were up from 2002. The increase in sales is attributable to the impact of foreign exchange rate changes and the full year impact of a 2002 acquisition. Sales improvements also occurred in fueling systems motors and related products, large submersible motors and international product sales. These improvements were partially offset by declines in North American and European small submersible motor sales. Prior year sales of small submersible motors were exceptionally strong due to weather conditions and an announced price increase effective in 2003. Earnings improved in 2003 as the Company's focus on productivity yielded improvements. Warranty costs were lower year over year and tax planning activities reduced the effective tax rate.

Results of Operations

Net sales for 2003 were $359.5 million, a 1 percent increase from 2002 net sales of $354.9 million. Foreign currencies, particularly the euro and the Rand, strengthened relative to the U.S. dollar during 2003. The impact of the changes in exchange rates was a $15.9 million increase in the Company's reported 2003 sales. Net sales also increased due to full year sales related to the INCON acquisition in mid 2002, an increase of $4.7 million. Excluding the impact of changes in foreign currencies and the full year impact of the 2002 acquisition, net sales decreased $16.0 million or 5 percent. The sales decrease of $16.0 million relates primarily to decreased demand for submersible water products to North American customers of about $8.5 million and lower demand by European customers of about $8.8 million (when comparing both years at the current year exchange rate). Last year sales were unusually strong in the North American Residential water well market as drought conditions prevailed over much of the East Coast and due to a 2003 price increase announced prior to the 2002 year end. This year residential water sales have fallen back to historical levels. Lower demand in Europe is attributed to generally wetter conditions and also to the impact of the conflict in the Middle East. Net sales for 2002 were $354.9 million, a 9.9 percent increase from 2001 net sales of $322.9 million. The increased sales were primarily the result of strong North American residential submersible electric motor sales, as well as the inclusion of Coverco, a January 2002 acquisition, and INCON, a July 2002 acquisition. Sales from these acquisitions represented 5.2 percent of sales for the year. These increases were partially offset by lower demand from the petroleum equipment industry.

Cost of sales as a percent of net sales for 2003, 2002 and 2001 was 69.1 percent, 70.4 percent and 71.2 percent, respectively. Cost of sales as a percent of net sales decreased in 2003 from 2002 primarily as a result of improved productivity which lowered labor and overhead costs by about 0.7 percent of net sales, changes in product mix from small residential motors to larger motors and fueling systems products which decreased labor and overhead costs by about 0.5 percent and quality improvements which reduced warranty costs by about 0.4 percent of net sales. Cost of sales as a percent of net sales decreased in 2002 from 2001 primarily as a result of productivity improvements and lower costs in key commodities. The Company has achieved these results by continually focusing on improving its productivity and quality as well as identifying alternative sources for certain materials.

Selling and administrative ("SG&A") expense as a percent of net sales for 2003, 2002 and 2001 was 16.4 percent, 15.4 percent and 14.7 percent, respectively. The increase of SG&A expenses in 2003 over 2002 was primarily due to the effect of changes in the foreign exchange rate, $1.4 million, and costs incurred for tax planning activities, $1.2 million. The Company also recognized full year SG&A costs related to the INCON acquisition, a $1.1 million year over year increase, and has incurred additional SG&A costs for its new plant in Mexico and the launch of new electronic products related to submersible motors.

Interest expense for 2003, 2002 and 2001 was $1.1 million, $1.3 million and $1.2 million, respectively.

Included in other income for 2003, 2002 and 2001 was interest income of $0.4 million, $0.5 million and $0.6 million, respectively, primarily derived from the investment of cash balances in short-term U.S. treasury and agency securities.

Foreign currency-based transactions produced a gain for 2003 of $0.3 million. The foreign currency-based transaction gain was due primarily to the strengthening euro relative to the U.S. dollar during most of 2003.

The provision for income taxes in 2003, 2002 and 2001 was $16.8 million, $18.3 million and $16.2 million, respectively. The effective tax rate in 2003 of 32.8 percent is lower than the 2002 rate of 36.2 percent as a result of tax credits realized in 2003. The tax credits, some of them from prior years, resulted from tax planning activities performed in 2002 and 2003 in the areas of foreign income exclusion which reduced the rate by 4.0 percent and Research and Development which reduced the rate by 1.2 percent. The effective tax rate differs from the United States statutory rate of 35 percent, due to the foreign income exclusion and R&D credits and to the effects of state and foreign income taxes, net of federal tax benefits.

Net income for 2003 was $34.5 million, or $3.05 per diluted share, compared to 2002 net income of $32.2 million, or $2.83 per diluted share. Net income for 2001 was $27.2 million, or $2.39 per diluted share. All share and per share data reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on March 22, 2002.

Capital Resources and Liquidity

Cash flows from operations provide the principal source of current liquidity. Net cash flows provided by operating activities were $47.0 million, $54.6 million and $39.9 million in 2003, 2002 and 2001, respectively. The primary source of cash from operations for 2003 was earnings. The operating cash flow decrease in 2003 is related to an increase in inventory, $2.1 million and payments to employee benefit plans, $4.0 million. Inventories increased $2.1 million, primarily in finished goods, as sales were lower than anticipated for the year. The impact of the strengthening euro and Rand increased inventory values by $4.1 million in Europe and South Africa. The 2002 operating cash flow increase was related to increased earnings and decreases in inventories and accounts receivable. Inventories decreased due to increased sales during 2002 because of the near drought conditions in the East as discussed in Results of Operations above.

Net cash flows used in investing activities were $15.5 million, $57.2 million and $10.2 million in 2003, 2002 and 2001, respectively. The primary uses of cash in 2003 were additions to property plant and equipment. The primary uses of cash in 2002 were for the acquisitions of Coverco and INCON. The Company paid an aggregate of $30.3 million for these two acquisitions, net of cash acquired. During the third quarter of 2002, the Company paid $10.5 million in cash as contingent consideration in accordance with the terms of an agreement entered into in 1998 in which the Company purchased certain operating and intangible assets from a motor manufacturer.

Net cash flows used in financing activities were $24.0 million and $19.0 million in 2003 and 2001, respectively. Financing activities in 2002 generated $0.5 million cash flow. The primary use of cash in 2003 was the repayment of long term debt, $19.9 million. Another principal use of cash during 2003, 2002 and 2001 were purchases of Company common stock under the Company's repurchase program and the payment of dividends. During 2003, 2002 and 2001, the Company repurchased, or received as consideration for stock options exercised, 283,563, 223,499 and 408,200 shares of its common stock for $14.8 million, $10.5 million and $14.2 million, respectively. The Company paid $5.9 million, $5.5 million and $5.1 million in dividends on the Company's common stock in 2003, 2002 and 2001, respectively. The Company has authority under its Board-approved stock repurchase program to purchase an additional 465,106 shares of its common stock after January 3, 2004.

Cash and cash equivalents at the end of 2003 were $30.0 million compared to $20.1 million at the end of 2002. Working capital increased $19.8 million in 2003 and the current ratio of the Company was 2.8 and 2.2 at the end of 2003 and 2002, respectively.

Principal payments of $1.0 million per year on the Company's $20.0 million of unsecured long-term debt began in 1998 and will continue until 2008 when a balloon payment of $10.0 million will fully retire the debt. In November 2001, the Company entered into an unsecured, 38-month $60.0 million revolving credit agreement (the "Agreement"). The Agreement includes a facility fee of one-eighth of one percent on the committed amount. The Company's borrowing under the Agreement totaled $0.0 million and $10.1 million at January 3, 2004 and December 28, 2002, respectively. The Company is subject to certain financial covenants with respect to borrowings, interest coverage, working capital, net worth, loans or advances, and investments. The Company was in compliance with all debt covenants at all times in 2003 and 2002. See Note 6.

At January 3, 2004, the Company had $4.5 million of commitments for the construction of a building in Linares, Mexico, and the purchase of machinery and equipment.

Management believes that internally generated funds and existing credit arrangements provide sufficient liquidity to meet current commitments.

Aggregate Contractual Obligations

Most of the Company's contractual obligations to make payments to third parties are debt obligations. In addition, the Company has certain contractual obligations for future lease payments as well as purchase obligations. The payment schedule for these contractual obligations is as follows:

(In thousands)

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Debt	$14,141	$1,000	$2,050	$11,091	$ —
Capital leases	2,211	392	913	697	209
Operating leases	4,288	2,236	1,665	382	5
Purchase Obligations	4,503	4,503	—	—	—
	$25,143	$8,131	$4,628	$12,170	$214

Note: The Company also has pension and other post-retirement benefit obligations not included in the above table which will result in future payments.

Accounting Pronouncements

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity". Statement 150 affects an entity's accounting for freestanding financial instruments: mandatorily redeemable shares, put options, forward purchase contracts, and debt obligations. Most of the provisions are consistent with the existing FASB Concepts Statement No. 6, "Elements of Financial Statements". The remaining portion of Statement 150 encompasses certain obligations that an entity can or must settle by issuing equity shares, pending the relationship between the holder and issuer. The adoption of this pronouncement does not have a material impact on the Company's results of operations or financial position.

In December 2003, the FASB issued FASB Staff Position (FSP) FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. The FSP concludes that companies will be permitted to recognize that amount for year-end 2003 financial statements pursuant to FAS 106 or to delay having to report the effects of the Act until remaining questions are resolved. Pursuant to guidance from the FASB under FSP FAS 106-1, the Company has chosen to defer recognition of the potential effects of the Act for 2003 disclosures. The impact of the Act on the Company's accumulated pension benefit obligation and net periodic postretirement benefit cost has not been determined. When issued, the authoritative guidance on the accounting for the subsidy will address transition.

In December 2003, FASB issued a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revision requires that companies provide more detail concerning plan assets, benefit obligations, cash flows, benefit costs, and other relevant information. Plan assets should be broken down by category, whereby describing investment policies, strategies, and target ranges. The Statement is effective for financial statements with fiscal years ending after December 15, 2003. However, disclosure of estimated future benefit payments is effective for fiscal years ending after June 15, 2004. In compliance with Statement 132, the Company has expanded detail regarding plan assets, benefit obligations, benefit costs, and other pertinent information.

Critical Accounting Polices and Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to allowance for doubtful accounts, inventories, recoverability of long-lived assets, intangible assets, income taxes, warranty obligations, pensions and other employee benefit plan obligations, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition: Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer-specified warehouse locations. Sales are recognized when the Company's products are shipped direct or transferred from a warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer. The Company reduces sales revenues for discounts based on past experience. Differences may result in the amount of discounts if actual experience differs significantly from management estimates; such differences have not historically been material.

Accounts receivable: Accounts receivable is comprised of balances due from customers net of estimated allowances for uncollectible accounts. In determining allowances, historical trends are evaluated and economic conditions and specific customer issues are reviewed to arrive at appropriate allowances. Allowance levels change as customer-specific circumstances and the other analysis areas noted above change. Differences may result in the amount for allowances if actual experience differs significantly from management estimates; such differences have not historically been material.

Inventory valuation: The Company uses certain estimates and judgments to value inventory. Inventory is recorded at the lower of cost or market. The Company reviews its inventories for excess or obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed. Significant fluctuations in demand or changes in market conditions could impact management's estimates of necessary reserves. Excess and obsolete inventory is periodically disposed through sale to third parties, scrapping or other means, and the reserves are appropriately reduced. Differences may result in the amount for reserves if actual experience differs significantly from management estimates; such differences have not historically been material.

Goodwill and other intangible assets: Under the requirements of SFAS no. 142, "Goodwill and other Intangible Assets", goodwill is no longer amortized; however it is tested for impairment annually or more frequently whenever events or change in circumstances indicate that the asset may be impaired. The Company performs impairment reviews for its reporting unit using future cash flows based on management's judgments and assumptions. An asset's value is impaired if our estimate of the aggregate future cash flows, undiscounted and without interest charges, to be generated are less than the carrying amount of the reporting unit including goodwill. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of demand and competition. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the reporting unit including goodwill over the fair value. Such estimates require the use of judgment and numerous subjective assumptions, which, if actual experience varies, could result in material differences in the requirements for impairment charges.

Income taxes: Under the requirements of SFAS No. 109, "Accounting for Income Taxes", we record deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities, which, if actual experience varies, could result in material adjustments to deferred tax assets and liabilities.

Warranty obligations: Warranty terms are generally two years from date of manufacture or one year from date of installation. Warranty liability is recorded when revenue is recognized and is based on actual historical return rates from the most recent warranty periods. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

Pension and employee benefit obligations: With the assistance of actuaries and investment advisors the Company selects the discount rate to be used to determine pension and post-retirement plan liabilities based on a review of Moody's Aa bond ratings and U.S. Treasury rates. A change in the discount rate selected by the Company of 25 basis points would result in a change of about $0.1 million of employee benefit expense. The Company consults with actuaries, asset allocation consultants and investment advisors to determine the expected long term rate of return on plan assets based on historical and projected rates of return on the types of assets in which the plans have invested. A change in the long term rate of return selected by the Company of 25 basis points would result in a change of about $0.3 million of employee benefit expense. See Note 3.

Factors That May Affect Future Results

Any forward-looking statements contained herein involve risks and uncertainties, including, but not limited to, general economic and currency conditions, various conditions specific to the Company's business and industry, market demand, competitive factors, supply constraints, technology factors, government and regulatory actions, the Company's accounting policies, future trends, and other risks, all as described in Exhibit 99.1 of the Form 10-K. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. Any forward-looking statements included in this Form 10-K are based upon information presently available. The Company does not assume any obligation to update any forward-looking information.

Item 7A. Quantitive and Qualitive Disclosures About Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. Foreign currency exchange rate risk is mitigated through several means: maintenance of local production facilities in the markets served, invoicing of customers in the same currency as the source of the products, prompt settlement of intercompany balances utilizing a global netting system and limited use of foreign currency denominated debt. Interest rate exposure is limited to variable rate interest borrowings under the Company's revolving credit agreement and an interest rate swap. Additional information regarding the use of an interest rate swap is included in Note Seven to the consolidated financial statements.

Independent Auditors' Report

To the Shareowners and Directors, Franklin Electric Co., Inc.:

We have audited the accompanying consolidated balance sheets of Franklin Electric Co., Inc. and consolidated subsidiaries as of January 3, 2004 and December 28, 2002 and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Franklin Electric Co., Inc. and consolidated subsidiaries as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte + Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
January 30, 2004

Consolidated Statements of Income

Franklin Electric Co., Inc. and Consolidated Subsidiaries

In thousands, except per share amounts	2003	2002	2001
Net Sales	$359,502	$354,872	$322,908
Cost of sales (including research and development expenses of $5,995, $6,035 and $5,232, respectively)	248,506	249,937	230,037
Gross profit	110,996	104,935	92,871
Selling and administrative expenses	59,106	54,637	47,522
Operating income	51,890	50,298	45,349
Interest expense	(1,107)	(1,317)	(1,193)
Other income (expense), net	278	130	(239)
Foreign exchange income (loss)	266	1,366	(532)
Income before income taxes	51,327	50,477	43,385
Income taxes (Note 5)	16,847	18,273	16,235
Net income	$ 34,480	$ 32,204	$ 27,150
Per share data (Note 9):			
Net income per common share	$ 3.19	$ 2.98	$ 2.49
Net income per common share, assuming dilution	$ 3.05	$ 2.83	$ 2.39
Dividends per common share	$ .55	$ .51	$ .47

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

Franklin Electric Co., Inc. and Consolidated Subsidiaries

Assets (In thousands)	2003	2002
Current assets:		
Cash and equivalents	$ 29,962	$ 20,133
Receivables (less allowances of $1,949 and $1,907, respectively)	29,194	31,711
Inventories:		
Raw materials	17,733	16,115
Work-in-process	6,636	7,481
Finished goods	40,686	33,905
LIFO reserve	(10,402)	(9,233)
	54,653	48,268
Other current assets (including deferred income taxes of $9,672 and $8,615, respectively, Note 5)	14,232	12,897
Total current assets	128,041	113,009
Property, plant and equipment, at cost:		
Land and buildings	44,577	34,126
Machinery and equipment	147,368	141,347
	191,945	175,473
Less allowance for depreciation	108,029	99,440
	83,916	76,033
Deferred and other assets (including deferred income taxes of $0 and $1,391, respectively, Note 5)	13,828	16,504
Goodwill	56,186	53,037
Total Assets	$281,971	$258,583

See Notes to Consolidated Financial Statements

Liabilities and Shareowners' Equity (In thousands)	2003	2002
Current liabilities:		
Current maturities of long-term debt and short-term borrowings (Note 6)	$ 1,392	$ 1,467
Accounts payable	15,598	18,584
Accrued expenses (Note 4)	28,051	28,484
Income taxes (Note 5)	—	1,712
Total current liabilities	45,401	50,247
Long-term debt (Note 6)	14,960	25,946
Deferred Income Taxes	4,354	—
Employee benefit plan obligations (Note 3)	18,697	23,988
Other long-term liabilities	5,621	5,264
Shareowners' equity (Note 7):		
Common shares outstanding (10,914 and 10,824, respectively)	1,091	1,082
Additional capital	46,917	34,079
Retained earnings	139,057	125,308
Loan to ESOP Trust (Note 3)	(897)	(1,130)
Accumulated other comprehensive income (loss)	6,770	(6,201)
Total shareowners' equity	192,938	153,138
Total Liabilities and Shareowners' Equity	$281,971	$258,583

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Franklin Electric Co., Inc. and Consolidated Subsidiaries

In thousands	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 34,480	$ 32,204	$ 27,150
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	13,748	12,878	12,660
Deferred income taxes	3,117	664	2,916
Loss on disposals of plant and equipment	489	428	1,980
Changes in assets and liabilities, excluding the effects of acquisitions:			
Receivables	4,875	3,125	2,963
Inventories	(2,140)	7,434	(697)
Accounts payable and other accrued expenses	(4,439)	(315)	(8,028)
Employee benefit plan obligations	(2,584)	1,128	(718)
Other, net	(582)	(2,923)	1,697
Net cash flows from operating activities	46,964	54,623	39,923
Cash flows from investing activities:			
Additions to plant and equipment	(15,261)	(15,568)	(6,709)
Proceeds from sale of plant and equipment	241	20	354
Additions to deferred assets	(434)	(14,312)	(802)
Purchases of marketable securities	—	—	(2,999)
Cash paid for acquisitions, net of cash acquired (Note 2)	—	(30,344)	—
Proceeds from maturities of marketable securities	—	2,999	—
Net cash flows from investing activities	(15,454)	(57,205)	(10,156)
Cash flows from financing activities:			
Borrowing of long-term debt	6,648	8,575	—
Repayment of long-term debt (Note 6)	(19,853)	(1,408)	(1,016)
Borrowing on line of credit and short-term borrowings	11,000	3,000	11,055
Repayment of line of credit and short-term borrowings	(11,024)	(3,017)	(11,073)
Proceeds from issuance of common stock	4,750	2,320	1,059
Purchases of common stock (Note 7)	(9,782)	(3,662)	(14,157)
Reduction of loan to ESOP Trust	233	232	232
Dividends paid	(5,946)	(5,505)	(5,122)
Net cash flows from financing activities	(23,974)	535	(19,022)
Effect of exchange rate changes on cash	2,293	1,430	374
Net change in cash and equivalents	9,829	(617)	11,119
Cash and equivalents at beginning of year	20,133	20,750	9,631
Cash and equivalents at end of year	$ 29,962	$ 20,133	$ 20,750

Cash paid during 2003, 2002 and 2001 for interest was $1.2 million, $1.3 million and $1.1 million, respectively. Also, cash paid during 2003, 2002 and 2001 for income taxes was $13.8 million, $16.6 million and $13.1 million, respectively.

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareowners' Equity

Franklin Electric Co., Inc. and Consolidated Subsidiaries

In thousands, except share amounts	Common Shares Outstanding	Common Stock	Additional Capital	Retained Earnings	Loan to ESOP Trust	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance year end 2000	11,008,734	$1,101	$29,484	$ 93,445	$(1,594)	$(6,438)	
Net income				27,150			$27,150
Currency translation adjustment						(2,353)	(2,353)
Pension liability adjustment						(96)	(96)
Comprehensive income, net of tax							$24,701
Dividends on common stock				(5,122)			
Common stock issued	68,000	6	1,053				
Common stock repurchased or received for stock options exercised	(408,200)	(40)	(7,747)	(6,370)			
Tax benefit of stock options exercised			558				
Loan payment from ESOP					232		
Balance year end 2001	10,668,534	1,067	23,348	109,103	(1,362)	(8,887)	
Net income				32,204			$32,204
Currency translation adjustment						5,858	5,858
Pension liability adjustment						(3,172)	(3,172)
Comprehensive income, net of tax							$34,890
Dividends on common stock				(5,505)			
Common stock issued	378,500	38	5,907				
Common stock repurchased or received for stock options exercised	(223,499)	(23)		(10,494)			
Tax benefit of stock options exercised			4,824				
Loan payment from ESOP					232		
Balance year end 2002	10,823,535	1,082	34,079	125,308	(1,130)	(6,201)	
Net income				34,480			$34,480
Currency translation adjustment						10,983	10,983
Pension liability adjustment						1,988	1,988
Comprehensive income, net of tax							$47,451
Dividends on common stock				(5,946)			
Common stock issued	374,000	37	7,759				
Common stock repurchased or received for stock options exercised	(283,563)	(28)		(14,785)			
Tax benefit of stock options exercised			5,079				
Loan payment from ESOP					233		
Balance year end 2003	10,913,972	$1,091	$46,917	$139,057	$ (897)	$ 6,770	

See Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Fiscal Year — The Company's fiscal year ends on the Saturday nearest December 31. The financial statements and accompanying notes are as of and for the years ended January 3, 2004 (53 weeks), December 28, 2002 (52 weeks) and December 29, 2001 (52 weeks) and are referred to as 2003, 2002 and 2001, respectively.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries.

Revenue Recognition — Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer-specified warehouse locations. Sales are recognized when the Company's products are shipped direct or transferred from a warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer.

Cash Equivalents — Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations and have original or purchased maturities of three months or less.

Marketable Securities — Marketable securities consist of short-term U.S. treasury and agency securities with maturities of greater than three months at the date of purchase. All securities are categorized as held-to-maturity and are stated at amortized cost. Due to the short-term nature of these securities, the difference between the amortized cost and fair value is not significant.

Research and Development Expenses — The Company's research and development activities are charged to expense in the period incurred.

Fair Value of Financial Instruments — The carrying amounts for cash and equivalents, long-term debt, and short-term debt approximate fair value. The fair value of long-term debt is estimated based on current borrowing rates for similar issues and current exchange rates for foreign currency denominated amounts. The Company's off-balance sheet instruments consist of operating leases which are not significant (see Footnote 12).

Accounts Receivable — Accounts receivable are stated at estimated net realizable value. Accounts receivable comprise balances due from customers net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

Inventories — Inventories are stated at the lower of cost or market. The majority of the cost of domestic inventories is determined using the last-in, first-out (LIFO) method; all remaining inventory costs are determined using the first-in, first-out (FIFO) method. Inventories stated on the LIFO method approximated 42.8 percent and 43.8 percent of total inventories in 2003 and 2002, respectively. The Company reviews its inventories for excess or obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight line basis over the estimated useful lives of 5 to 50 years for land improvements and buildings, 2 to 10 years for machinery, equipment, furniture, and fixtures. Accelerated methods are used for income tax purposes. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill and Other Intangible Assets — The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", in 2002. Under SFAS No. 142, goodwill is not amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. The Company is subject to risk in the event that goodwill becomes impaired.

Stock-Based Compensation — The Company accounts for its stock-based compensation plans under the intrinsic value method in accordance with the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See pro-forma example in Note 10.

Earnings Per Common Share — Basic and diluted earnings per share are computed and disclosed under Statement of Financial

Accounting Standards (SFAS) No. 128, "Earnings Per Share". Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities.

Translation of Foreign Currencies — All assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year end exchange rates. All revenue and expense accounts are translated at average rates in effect during the respective period.

Use of Estimates — Management's best estimates of certain amounts are required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.

Reclassifications — Certain prior year amounts are reclassified when necessary to conform to the current year presentation. All share and per share data included in these financial statements reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on March 22, 2002.

Accounting Pronouncements — In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity". Statement 150 affects an entity's accounting for freestanding financial instruments: mandatorily redeemable shares, put options, forward purchase contracts, and debt obligations. Most of the provisions are consistent with the existing FASB Concepts Statement No. 6, "Elements of Financial Statements". The remaining portion of Statement 150 encompasses certain obligations that an entity can or must settle by issuing equity shares, pending the relationship between the holder and issuer. The adoption of this pronouncement does not have a material impact on the Company's results of operations or financial position.

In December 2003, the FASB issued FASB Staff Position (FSP) FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. The FSP concludes that companies will be permitted to recognize that amount for year-end 2003 financial statements pursuant to FAS 106 or to delay having to report the effects of the Act until remaining questions are resolved. Pursuant to guidance from the FASB under FSP FAS 106-1, the Company has chosen to defer recognition of the potential effects of the Act for 2003 disclosures. The impact of the Act on the Company's accumulated pension benefit obligation and net periodic postretirement benefit cost have not been determined. When issued, the authoritative guidance on the accounting for the subsidy will address transition.

In December 2003, FASB issued a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revision requires that companies provide more detail concerning plan assets, benefit obligations, cash flows, benefit costs, and other relevant information. Plan assets should be broken down by category, whereby describing investment policies, strategies, and target ranges. The Statement is effective for financial statements with fiscal years ending after December 15, 2003. However, disclosure of estimated future benefit payments is effective for fiscal years ending after June 15, 2004. In compliance with Statement 132, the Company has expanded detail regarding plan assets, benefit obligations, benefit costs, and other pertinent information.

2. Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively, were published in June 2001. SFAS No. 141 requires the purchase method of accounting for business combinations, and SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company adopted the provisions of SFAS Nos. 141 and 142 effective December 30, 2001; accordingly, the Company's recorded goodwill is no longer being amortized. During the first quarter of 2002, the Company performed its initial impairment testing required by SFAS No. 142. No impairment loss or transition adjustments were required. In addition, during the fourth quarter of 2002 and 2003, the Company performed its annual impairment testing required by SFAS No. 142. No impairment loss was required to be recognized.

Information regarding the Company's other intangible assets which are included in deferred and other assets, and goodwill follows:

(In millions)	**2003**	2002
Amortized intangibles		
Patents	**$ 3.5**	$ 3.5
Supply agreements	**10.2**	10.1
Other	**1.6**	1.3
Accumulated amortization	**(6.8)**	(4.8)
Total	**$ 8.5**	$10.1
Goodwill	**$56.2**	$53.0

Amortization expense related to intangible assets for the year ended January 3, 2004 was $2.0 million. Amortization expense for each of the five succeeding years is $2.0 million, $1.2 million, $0.8 million, $0.7 million and $0.7 million for 2004, 2005, 2006, 2007, 2008, respectively.

Acquisitions — During 2002, the Company paid $30.3 million for acquisitions, net of cash acquired, of which $24.3 million was recorded as goodwill based on the estimated fair values of the net assets acquired. In January 2002, the Company acquired certain assets and liabilities of Coverco S.p.A., and Emco S.r.L. (jointly "Coverco") manufacturers of submersible and industrial electric motors and controls in Italy. In July 2002, the Company acquired all of the outstanding shares of Intelligent Controls, Inc., a producer of fueling systems, electronic leak detection and inventory management systems controls in Maine.

These acquisitions were accounted for using the purchase method of accounting. Accordingly, a portion of the aggregate purchase price was allocated to the net assets acquired based on the estimated fair values. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill.

The following sets forth a reconciliation of reported net income and earnings per share to the same amounts adjusted to exclude amortization expense recognized on goodwill of acquisitions completed prior to 2002 in each respective period:

(In thousands, except per share amounts)

	2003	2002	2001
Reported net income	**$34,480**	$32,204	$27,150
Add back: Goodwill amortization	—	—	757
Adjusted net income	**$34,480**	$32,204	$27,907
Basic earnings per share:			
Reported net income	**$ 3.19**	$ 2.98	$ 2.49
Add back: Goodwill amortization	—	—	0.07
Adjusted net income	**$ 3.19**	$ 2.98	$ 2.56
Diluted earnings per share:			
Reported net income	**$ 3.05**	$ 2.83	$ 2.39
Add back: Goodwill amortization	—	—	0.07
Adjusted net income	**$ 3.05**	$ 2.83	$ 2.46

Other — During 1998, the Company purchased certain operating and intangible assets from a motor manufacturer for $17.5 million and, in connection therewith, entered into related supply agreements. During 2001, the parties initiated arbitration proceedings to resolve certain purchase price contingencies as provided under the original purchase agreement. In September 2002, the Company paid $10.5 million in additional consideration which resolved these purchase price contingencies. The Company recorded this amount as an increase to the cost of the acquired intangible assets because the Company determined that it is probable that these transactions will provide the Company with a future economic benefit. In accordance with SFAS No. 142, the Company will evaluate the intangible assets on a periodic basis and the intangible assets will be subject to impairment testing as prescribed by the statement.

In 1998, the Marley Pump Company ("Marley") offered its submersible electric motor and water pump businesses for sale, valuing the combined businesses at $40 million. The Company subsequently paid Marley $17.5 million in cash, primarily for assets used in the submersible electric motor business and as an upfront discount on motors to be supplied to Marley over a multi-year term. The Company also agreed to pay additional consideration to Marley in the event that Marley elected to sell the water pump business to another party during the next three years and its ultimate sale price was less than $22.5 million (the "floor value"). As the parties viewed the value of the water pump business at that time to be equal to the floor value, the Company did not record any additional liability in connection with this transaction. In 1999, after further negotiations with Marley, the Company agreed to pay an additional $3.0 million to Marley for the previously acquired assets, recording the payment as an increase to the cost of that business. The floor value for the water pump business was correspondingly reduced to $19.5 million, which was below what both parties believed at that time to be the fair value of the water pump business. Accordingly, no additional liability was recorded by the Company.

In 2001, Marley sold its water pump business for approximately $7.8 million to a third party and made demand on the Company for $11.7 million, the difference between the sale price and the then floor value. The Company refused to pay the demand, alleging, among other things, that Marley had violated the terms of the 1998 agreement for handling the sale of the water pump business and had violated patent licenses that were entered into with the 1998 agreement. The parties entered into arbitration to settle their claims. At the time the arbitration proceedings were initiated and until their conclusion, the Company could not determine the amount, if any, of additional consideration that would be payable to either party and, accordingly, the Company did not recognize an additional liability or asset. On August 26, 2002, the arbitrator entered an interim award in favor of Marley, and thereafter, in September 2002 the parties entered into a settlement agreement pursuant to which the Company paid Marley $10.5 million in additional consideration to resolve all purchase price contingencies and all other matters between the parties. The Company originally recorded this amount as an increase to the costs of the acquired submersible electric motor assets included in "Deferred and Other Assets" on the balance sheet. On further review, the Company reclassified certain of the acquired intangible assets to "Goodwill" as of the third quarter of 2003. The Company's final cost for the Marley motor business, including acquisition costs, along with the related payment for the sale of the Marley water pump business, was $31.6 million, of which $15.1 million was recorded as goodwill.

3. Employee Benefit Plans

Defined Benefit Plans — As of January 3, 2004, the Company's domestic operations maintain three separate pension plans. The Company uses a December 31 measurement date for its plans.

The Company's other postretirement benefit plans provide health and life insurance benefits to domestic employees hired prior to 1992. The Company effectively capped its cost for those benefits through plan amendments made in 1992, freezing Company contributions for insurance benefits at 1991 levels for current and future beneficiaries with actuarially reduced benefits for employees who retire before age 65.

The following table sets forth aggregated information related to the Company's domestic pension benefits and other postretirement benefits, including changes in the benefit obligations, changes in plan assets, funded status, amounts recognized in the Consolidated Balance Sheets, and actuarial assumptions:

(In thousands)

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation, b/o/y	**$115,744**	$109,209	**$ 12,914**	$ 12,450
Service cost	**3,422**	3,276	**312**	312
Interest cost	**7,593**	7,588	**821**	859
Plan amendments	**1,122**	1,409	**—**	—
Actuarial loss	**6,379**	2,923	**400**	495
Settlements paid	**(995)**	(445)	**—**	—
Benefits paid	**(8,523)**	(8,216)	**(1,200)**	(1,202)
Benefit obligation, e/o/y	**$124,742**	$115,744	**$ 13,247**	$ 12,914
Change in plan assets:				
Fair value of assets, b/o/y	**$ 97,955**	$109,190	**$ —**	$ —
Actual return on plan assets	**22,162**	(3,125)	**—**	—
Company contributions	**5,257**	551	**1,200**	1,202
Settlements paid	**(995)**	(445)	**—**	—
Benefits paid	**(8,523)**	(8,216)	**(1,200)**	(1,202)
Fair value of assets, e/o/y	**$115,856**	$ 97,955	**$ —**	$ —
Reconciliation of funded status:				
Funded status	**$ (8,886)**	$ (17,789)	**$(13,247)**	$(12,914)
Unrecognized net (gain)/loss	**607**	5,860	**3,134**	2,898
Unrecognized transition obligation	**—**	—	**4,400**	4,889
Unrecognized prior service cost	**5,359**	5,699	**—**	—
Net amount recognized	**$ (2,920)**	$ (6,230)	**$ (5,713)**	$ (5,127)
Amounts recognized in the Consolidated Balance Sheets:				
Accrued benefit liability	**$ (11,320)**	$ (17,611)	**$ (5,713)**	$ (5,127)
Other Assets	**587**	—	**—**	—
Intangible asset	**4,544**	4,802	**—**	—
Deferred tax asset	**1,308**	2,630	**—**	—
Accumulated other comprehensive loss	**1,961**	3,949	**—**	—
Net amount recognized	**$ (2,920)**	$ (6,230)	**$ (5,713)**	$ (5,127)

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Increase/(decrease) in minimum liability included in other comprehensive income	**$(1,988)**	$3,172	**—**	—

Actuarial assumptions used to determine benefit obligations:

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Discount rate	**6.25%**	6.75%	**6.25%**	6.75%
Rate of increase in future compensation	**2.5-7.00% (Graded)**	2.5-7.00% (Graded)	**2.5-7.00% (Graded)**	2.5-7.00% (Graded)

Actuarial assumptions used to determine periodic benefit cost:

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Rate of increase in future compensation	**2.5-7.00% (Graded)**	2.5-7.00% (Graded)	**2.5-7.00% (Graded)**	2.5-7.00% (Graded)
Expected long-term rate of return on plan assets	**9.25%**	9.25%	**—**	—

The accumulated benefit obligation for the Company's qualified defined benefit pension plans was $117,079 and $108,152 at January 3, 2004 and December 28, 2002.

The following table sets forth aggregated net domestic periodic benefit cost for 2003, 2002 and 2001:

(In thousands)

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$ 3,422**	$ 3,276	$ 3,163	**$ 312**	$ 312	$ 307
Interest cost	**7,593**	7,588	7,487	**821**	859	872
Expected return on assets	**(10,559)**	(10,433)	(9,835)	—	—	—
Amortization of unrecognized:						
obligation/ (asset)	—	—	—	**489**	489	489
Prior service cost	**1,462**	1,214	913	—	—	—
Loss/(Gain)	**(208)**	(719)	(770)	**164**	144	135
Net periodic benefit cost	**$ 1,710**	$ 926	$ 958	**$1,786**	$1,804	$1,803
Settlement cost	**238**	117	—	—	—	—
Total benefit cost	**$ 1,948**	$ 1,043	$ 958	**$1,786**	$1,804	$1,803

The Company consults with actuaries, asset allocation consultants and investment advisors to determine the expected long term rate of return on plan assets. While past performance is not a guarantee of future returns, the plan assets of the pension plans for the past fifteen years have averaged in excess of 12 percent annually and the composition of the plan assets leads the Company to expect a long term rate of return in excess of 9.25 percent.

The plans asset allocations at December 31, 2003, and 2002, by asset category are as follows:

Plan Assets at December 31

	2003	2002
Equity Securities	**76%**	74%
Fixed Income Securities	**24%**	26%
Total	**100%**	100%

Equity securities include Company stock of $22,020 (19 percent of total plan assets) and $25,399 (26 pecent of total plan assets) at December 31, 2003 and 2002, respectively.

The Company employs a total return investment approach whereby a mix of equity and fixed-income investments are used to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across growth, value, and small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

One of the Company's three pension plans covers certain management employees. The Company does not fund this plan, and its assets were zero in 2003 and 2002. The plan's projected benefit obligation and accumulated benefit obligation were $6,195 and $4,771, respectively, at January 3, 2004, and $5,898 and $5,231, respectively, at December 28, 2002.

The Company's German subsidiary, which does not report pension information under the Employee Retirement Income Security Act of 1974, calculates the pension liability based on local requirements. The long-term pension liability for the German subsidiary was $1,679 at January 3, 2004 and $1,250 at December 28, 2002. The difference between calculating the pension liability under local requirements versus SFAS No. 87 requirements is not material. Pension liabilities for other foreign subsidiaries are not significant.

The Company estimates total contributions to the plans of $2,459 in 2004.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. The impact of the Act on the Company's accumulated pension benefit obligation and net periodic postretirement benefit cost has not been included. Pursuant to guidance from the FASB under FSP FAS 106-1, the Company has chosen to defer recognition of the potential effects of the Act in these 2003 disclosures.

Defined Contribution Plans — The Company maintains an integrated 401(k) and Employee Stock Ownership Plan (ESOP).

In 1996 and 1992, the ESOP Trustee acquired shares of Company common stock on the open market using the proceeds of a ten-year, $0.3 million loan and a fifteen-year, $3.0 million loan, respectively, from the Company. Under the terms of the variable rate loan (6.31 percent at January 3, 2004), principal plus interest is payable in equal annual installments. The shares of stock purchased with the loan proceeds are collateral for the loan and are considered outstanding for purposes of calculating earnings per share.

The Company contributes a portion of its 401(k) matching contribution as well as an additional annual contribution, both subject to the Company's annual financial results, to the ESOP Trust. The ESOP Trustee uses a portion of the Company's contributions to make principal and interest payments on the loan. As loan payments are made, shares of common stock are released as collateral and are allocated to participants' accounts. The balance of the Company's contributions in cash or common stock is made to the Company stock fund of the 401(k) and ESOP Trusts, and allocated to participants' accounts to satisfy the balance of the Company's 401(k) matching contribution.

At January 3, 2004, 266,440 shares were allocated to the accounts of participants, 16,365 shares were committed to be released and allocated to the accounts of participants for service rendered during 2003, and 58,896 shares were held by the ESOP Trust in suspense.

The following table sets forth the interest expense and Company contributions to the integrated ESOP and 401(k) Plan.

(In thousands)

	2003	2002	2001
Interest expense incurred by the plan on ESOP debt	**$ 59**	$ 74	$ 88
Company contributions to integrated plan	**$991**	$1,118	$1,199

4. Accrued Expenses

Accrued expenses consisted of:

(In thousands)

	2003	2002
Salaries, wages and commissions	**$11,499**	$11,595
Product warranty costs	**5,447**	5,308
Insurance	**5,769**	5,762
Employee benefits	**2,105**	2,116
Other	**3,231**	3,703
	$28,051	$28,484

5. Income Taxes

Income before income taxes consisted of:

(In thousands)

	2003	2002	2001
Domestic	**$42,494**	$45,344	$35,643
Foreign	**8,833**	5,133	7,742
	$51,327	$50,477	$43,385

The income tax provision consisted of:

(In thousands)

	2003	2002	2001
Currently payable:			
Federal	**$ 9,326**	$11,890	$ 9,145
Foreign	**2,968**	2,934	2,622
State	**1,436**	2,785	1,552
Deferred:			
Federal	**2,056**	1,435	2,320
Foreign	**725**	(826)	152
State	**336**	55	444
	$16,847	$18,273	$16,235

Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)

	2003	2002
Deferred tax assets:		
Accrued expenses and reserves	**$ 5,134**	$ 5,094
Compensation and employee benefits	**8,797**	10,636
Other items	**2,065**	2,488
Total deferred tax assets	**15,996**	18,218
Deferred tax liabilities:		
Accelerated depreciation on fixed assets	**8,823**	7,043
Other items	**1,854**	1,169
Total deferred tax liabilities	**10,677**	8,212
Net deferred tax assets	**$ 5,319**	$10,006

The portions of current and non-current deferred tax assets and liabilities were as follows:

(In thousands)

	2003		2002	
	Deferred Tax Assets	**Deferred Tax Liabilities**	Deferred Tax Assets	Deferred Tax Liabilities
Current	**$ 9,735**	**$ 63**	$ 8,797	$ 182
Non-current	**6,260**	**10,614**	9,421	8,030
	$15,995	**$10,677**	$18,218	$8,212

There was no valuation allowance for deferred tax assets required in 2003 or 2002.

The differences between the statutory and effective tax rates were as follows:

	2003	2002	2001
U.S. Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.2**	3.7	3.0
Extraterritorial Income Exclusion	**(4.0)**	(1.9)	(1.4)
R&D Tax Credits	**(1.2)**	(1.3)	—
Other Items	**0.8**	0.7	0.8
	32.8%	36.2%	37.4%

6. Debt

Long-term debt consisted of:

(In thousands)

	2003	2002
Insurance Company — 6.31%, principal payments of $1.0 million due in annual installments, with a balloon payment of $10,000 in 2008 ($3,275 denominated in JPY at 1/03/04)	**$14,141**	$14,697
Revolving Credit Agreement — denominated in euros at 12/28/2002	**—**	10,128
Other	**2,211**	2,564
	16,352	27,389
Less current maturities	**(1,392)**	(1,443)
	$14,960	$25,946

The Company's short-term borrowings were $0 and $24 at January 3, 2004 and December 28, 2002, respectively.

On November 26, 2001, the Company entered into an unsecured, 38-month, $60.0 million revolving credit agreement (the "Agreement"). The Agreement includes a facility fee of one-eighth of one percent on the committed amount. The Agreement provides for various borrowing rate options including interest rates based on the London Interbank Offered Rates (LIBOR) plus interest spreads keyed to the Company's ratio of debt to earnings before interest, taxes, depreciation, and amortization (EBITDA). The Agreement contains certain financial covenants with respect to borrowings, interest coverage, working capital, net worth, loans or advances and investments.

The Company was in compliance with all debt covenants at all times in 2003 and 2002.

7. Interest Rate Risk

On September 24, 2003 the Company entered into a fixed-to-variable interest rate swap to achieve a desired proportion of variable vs. fixed rate debt. The fixed-to-variable interest rate swap is accounted for as a fair value hedge, per SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", with effectiveness assessed based on changes in the fair value of the underlying debt using incremental borrowing rates currently available on loans with similar terms and maturities. The effective gain or loss on the interest rate swap and that of the underlying debt are equal and offsetting resulting in no net effect to earnings. The fair value of this hedge instrument was ($89) at January 3, 2004 and is recorded in other assets and other long-term liabilities.

The swap contract has a notional amount of $10 million and matures on November 10, 2008. Per the terms of the swap contract the Company receives interest at a fixed rate of 6.31 percent and pays interest at a variable rate based on the three month LIBOR rate plus a spread. The average variable rate paid by the Company from the swap inception date to the fiscal year end, January 3, 2004, was 3.8 percent. The differential in interest rates on the swap is recognized as an adjustment of interest expense over the term of the agreement.

8. Shareowners' Equity

The Company had 10,914,000 shares of common stock (25,000,000 shares authorized, $.10 par value) outstanding at the end of 2003.

During 2003 and 2002, pursuant to a stock repurchase program authorized by the Company's Board of Directors, the Company repurchased a total of 190,147 shares for $9.8 million and 85,131 shares for $3.6 million, respectively. Of these shares, 150,000 were repurchased from an officer of the Company in 2003. All repurchased shares were retired.

During 2003, under terms of a Company stock option plan, participants delivered 93,416 shares of Company common stock as consideration for stock issued upon the exercise of stock options. Of these shares, 81,888 were from officers of the Company. The total exercise price of the respective stock options was $5.0 million. The Company recorded a $5.1 million reduction in its deferred tax liability and an increase to shareowners' equity as a result of these exercises. The shares delivered to the Company were subsequently retired.

Accumulated other comprehensive gain (loss), consisting of the currency translation adjustment and the pension liability adjustment, was $8,732 and $(1,962), respectively, at January 3, 2004, and ($2,251) and ($3,950), respectively, as of December 28, 2002.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)

	2003	2002	2001
Numerator:			
Net Income	**$34,480**	$32,204	$27,150
Denominator:			
Basic			
Weighted-average common shares	**10,813**	10,792	10,886
Diluted			
Effect of dilutive securities:			
Employee and director incentive stock options and awards	**500**	574	484
Adjusted weighted-average common shares	**11,313**	11,366	11,370
Basic earnings per share	**$ 3.19**	$ 2.98	$ 2.49
Diluted earnings per share	**$ 3.05**	$ 2.83	$ 2.39

10. Stock-Based Compensation

The Company has authorized the grant of options to purchase common stock of the Company to employees and non-employee directors of the Company and its subsidiaries under two fixed stock option plans. The plans and the original number of authorized shares available for grants are as follows:

	Shares
1990 Non-Employee Director Stock Option Plan	120,000
Franklin Electric Co., Inc. Stock Option Plan	1,800,000

In 2003 the 1996 Non-Employee Director Stock Option Plan and the 1996 Employee Stock Option Plan were merged into the Franklin Electric Co., Inc. Stock Option Plan.

Under each of the above plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant and the options expire ten years after the date of the grant. Generally, options granted to non-employee directors vest 33 percent a year and become fully vested and exercisable after three years and options granted to employees vest 20 percent a year and become fully vested and exercisable after five years. Subject to the terms of the plans, in general, the aggregate option price and any applicable tax withholdings may be satisfied in cash or its equivalent, or by the plan participant's delivery of shares of the Company's common stock owned more than six months, having a fair market value at the time of exercise equal to the aggregate option price and/or the applicable tax withholdings.

A summary of the Company's fixed stock option plans activity and related information for 2003, 2002 and 2001 follows:

	2003		2002		2001	
Fixed Options	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**1,463,900**	**$32.12**	1,662,300	$26.30	1,421,700	$23.45
Granted	**228,000**	**47.79**	230,500	48.18	322,000	36.90
Exercised	**(374,000)**	**20.85**	(378,500)	15.71	(68,000)	15.58
Forfeited	**(51,000)**	**42.46**	(50,400)	36.96	(13,400)	31.96
Outstanding at end of year	**1,266,900**	**$37.85**	1,463,900	$32.12	1,662,300	$26.30

The following summarizes information about fixed stock options outstanding at January 3, 2004:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Number Outstanding at 1/3/04**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable at 1/3/04**	**Weighted-Average Exercise Price**
$15.63 to 31.37	**130,800**	**2.83 years**	**$21.13**	**130,800**	**$21.13**
31.38 to 42.44	**723,600**	**6.58**	**34.89**	**449,400**	**34.69**
42.45 to 50.45	**412,500**	**8.86**	**48.35**	**87,833**	**48.31**
$15.63 to 50.45	**1,266,900**	**6.93**	**$37.85**	**668,033**	**$33.82**

For pro forma information regarding net income and earnings per share, the fair value for the options awarded in 2003, 2002 and 2001 for all fixed stock option plans was estimated as of the date of the grant using a Black-Scholes option valuation model. The following table sets forth the weighted-average assumptions for 2003, 2002 and 2001, respectively.

	2003	2002	2001
Risk-free interest rate	**3.34%**	4.23%	4.93%
Dividend yield	**.88%**	1.10%	1.30%
Volatility factor	**.211**	.207	.204
Weighted-average expected life	**6 years**	6 years	6 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period. Therefore, in the year of adoption and subsequently affected years, the effects of applying SFAS No. 123 for providing pro forma net income and earnings per share are not likely to be representative of the effects on reported income in future years. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

(In thousands, except per share amounts)

	2003	2002	2001
Reported net income	**$34,480**	$32,204	$27,150
Less: Total fair value computed stock-based compensation, net of tax	**(1,471)**	(1,270)	(1,086)
Pro forma net income	**$33,009**	$30,934	$26,064
Reported net income available per common share	**$ 3.19**	$ 2.98	$ 2.49
Pro forma net income available per common share	**$ 3.05**	$ 2.87	$ 2.39
Reported net income available per common share, assuming dilution	**$ 3.05**	$ 2.83	$ 2.39
Pro forma net income available per common share, assuming dilution	**$ 2.92**	$ 2.72	$ 2.29

The weighted-average grant-date fair value of options granted during 2003, 2002 and 2001 was $12.11, $12.55 and $19.14, respectively.

The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

During 2000, the Franklin Electric Co., Inc. Key Employee Performance Incentive Stock Plan (Incentive Plan) was established. Under the Incentive Plan, employees may be granted restricted shares of the Company's common stock, vesting subject to the employees' performance of certain goals. No shares were awarded under the Incentive Plan in 2003 and 2002. At January 3, 2004, 200,000 shares were available for future awards.

The Company has allocated 1,776,000 shares of its common stock for the 1988 Executive Stock Purchase Plan (1988 Purchase Plan). Under the 1988 Purchase Plan, executives of the Company are awarded the right to purchase shares of its common stock through a Company loan at the closing price on the day prior to the date of purchase. In 1998, the Company extended the 1988 Purchase Plan ten additional years. At January 3, 2004, 1,025,600 shares were available for future awards, and there were no outstanding loans to Company executives; further, the Sarbanes-Oxley Act of 2002 prohibits the type of loan contemplated under the 1988 Purchase Plan.

11. Segment and Geographic Information

Based on the management approach established by SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's business consists of two operating segments that offer different products: the motor segment and the electronic controls segment.

The motor segment designs, manufactures and sells motors and related parts and equipment for use in submersible water and fueling systems, and in a wide variety of industrial motor products. The electronic controls segment designs and manufactures electronic controls for the principal purpose of being a supplier to the motor segment.

Under SFAS No. 131's quantitative threshold and aggregation criteria, the Company's two operating segments have been combined into a single reportable segment. As a result, there are no significant differences between reportable segment financial information and the Company's consolidated results.

The Company's products are primarily sold to original equipment manufacturers and through independent distributors in the United States, Europe, Australia, South Africa, Mexico, Japan, China and other world markets. Net sales attributed to customers located in the United States were $230.6 million, $232.3 million and $218.8 million in 2003, 2002 and 2001, respectively. Net sales attributed to foreign customers were $128.9 million, $122.6 million and $104.1 million in 2003, 2002 and 2001, respectively, of which no single country was significant. Long-lived assets located in the United States totaled $43.9 million, $47.8 million and $47.4 million in 2003, 2002 and 2001, respectively. Long-lived assets in foreign countries totaled $40.0 million, $28.2 million and $11.4 million in 2003, 2002 and 2001, respectively, of which no single country was significant.

ITT Industries, Inc. accounted for 18.0 percent, 18.2 percent, and 18.7 percent of the Company's consolidated sales in 2003, 2002 and 2001, respectively. Sta-Rite Industries, Inc., a subsidiary of Wisconsin Energy Corporation accounted for 13.6 percent and 11.5 percent of the Company's consolidated sales in 2003 and 2002, respectively.

12. Contingencies and Commitments

The Company is defending various claims and legal actions, including environmental matters, which have arisen in the ordinary course of business. In the opinion of management, after discussion with counsel, these claims and legal actions can be successfully defended or resolved without a material adverse effect on the Company's financial position, results of operation, and net cash flows.

Total rent expense charged to operations for operating leases including contingent rentals was $3.0 million, $2.7 million and $2.4 million for 2003, 2002 and 2001, respectively. The future minimum rental payments for noncancellable operating leases as of January 3, 2004, are as follows: 2004, $2.2 million; 2005, $1.2 million; and 2006, $0.5 million. Rental commitments subsequent to 2006 are not significant.

Below is a table that shows the activity in the warranty accrual accounts:

(In thousands)

	2003	2002
Beginning Balance	**$5,308**	$4,970
Accruals related to product warranties	**4,449**	5,400
Reductions for payments made	**4,310**	5,062
Ending Balance	**$5,447**	$5,308

13. Selected Quarterly Financial Data (Unaudited)

Unaudited quarterly financial information for 2003 and 2002 is as follows:

(In thousands, except per share amounts)

	Net Sales	Gross Profit	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2003					
1st Quarter	**$ 69,778**	**$ 19,815**	**$ 4,028**	**$ .37**	**$ .36**
2nd Quarter	**93,840**	**28,940**	**9,368**	**.87**	**.83**
3rd Quarter	**99,685**	**30,768**	**10,513**	**.97**	**.93**
4th Quarter	**96,199**	**31,473**	**10,571**	**.97**	**.93**
	$359,502	**$110,996**	**$34,480**	**$3.19**	**$3.05**
2002					
1st Quarter	$ 68,069	$ 17,851	$ 3,682	$ .34	$ .32
2nd Quarter	93,682	26,600	9,006	.83	.79
3rd Quarter	97,125	29,553	9,628	.89	.85
4th Quarter	95,996	30,931	9,888	.91	.88
	$354,872	$104,935	$32,204	$2.98	$2.83

Dividend Payments

The number of shareowners of record as of February 13, 2004 was 1,088. The Company's stock is traded on Nasdaq National Market: Symbol FELE.

All share and per share data included in this Form 10-K reflect the Company's two-for-one stock split effected in the form of a 100 percent stock distribution made on March 22, 2002. Dividends paid and the price range per common share as quoted by the Nasdaq National Market for 2003 and 2002 were as follows:

	DIVIDENDS PER SHARE		PRICE PER SHARE			
	2003	2002	2003		2002	
			Low	High	Low	High
1st Quarter	**$ .13**	$ .12	**$47.000**	**$58.140**	$40.600	$53.900
2nd Quarter	**$ .14**	$ .13	**$45.990**	**$59.950**	$43.520	$60.528
3rd Quarter	**$ .14**	$ .13	**$51.430**	**$64.000**	$39.900	$52.640
4th Quarter	**$ .14**	$ .13	**$55.340**	**$65.600**	$41.151	$51.000

Company Information

Directors

Jerome D. Brady,
Retired President and Chief Executive Officer,
C & K Components, Inc. (A)

Robert H. Little,
Retired President,
Waddle Manufacturing, Inc. (A)

David A. Roberts,
President, Chief Executive Officer,
Graco, Inc. (B)

Patricia Schaefer,
Retired Director, Muncie Public Library,
Muncie, Indiana (A)

Donald J. Schneider,
Chairman of the Board,
Schneider National, Inc. (B)

R. Scott Trumbull,
Chairman of the Board and Chief Executive Officer,
Franklin Electric Company, Inc.

Howard B. Witt,
Chairman of the Board, President and
Chief Executive Officer,
Littelfuse, Inc. (B)

(A) Member of Audit Committee
(B) Member of Personnel and Compensation Committee

Officers

R. Scott Trumbull,
Chairman of the Board and Chief Executive Officer

Jess B. Ford,
Senior Vice President

Peter C. Maske,
Senior Vice President and President—Europa

Gregg C. Sengstack,
Senior Vice President, Chief Financial Officer and Secretary

Daniel J. Crose,
Vice President, North American Operations

Donald R. Hobbs,
Vice President, Submersible Motor Marketing

Thomas A. Miller,
Vice President, Electronic Technology

Kirk M. Nevins,
Vice President, Sales

Robert J. Stone,
Vice President, Submersible Engineering,
Technology and Procurement

Corporate Headquarters

Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana 46714
Tel: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com

Worldwide Operations

Submersible Water Systems Products
Berzo Demo, Italy
Brno, Czech Republic
Johannesburg, South Africa
Linares, Mexico
Melbourne, Australia
Monterrey, Mexico
Motta di Livenza, Italy
Siloam Springs, AR, U.S.A.
Suzhou, China
Tokyo, Japan
Wilburton, OK, U.S.A.
Wittlich, Germany

Fueling Systems Products
McFarland, WI, U.S.A.
Muskegon, MI, U.S.A.
Saco, ME, U.S.A.

Industrial Motor Products
Bluffton, IN, U.S.A.

Electronic Products
Jonesboro, IN, U.S.A.
Grant County, IN, U.S.A.

Independent Auditors

Deloitte & Touche LLP, Chicago, IL, U.S.A.

Transfer Agent

Illinois Stock Transfer Company, Chicago, IL, U.S.A.

Shareowners' Information

The Company will provide a copy of supplemental information and Form 10-K Annual Report to the Securities and Exchange Commission free of charge to any shareowner requesting a copy in writing. Inquiries should be directed to: Corporate Secretary, Franklin Electric Co., Inc., 400 East Spring Street, Bluffton, Indiana 46714

Notice of Annual Meeting

The Annual Meeting of Shareowners will be held on May 5, 2004, at 9:00 a.m., E.S.T., at the main office of the Company, 400 East Spring Street, Bluffton, Indiana 46714



Franklin Electric

400 East Spring Street
Bluffton, IN 46714
Tel: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com